Exhibit 5

Robotti & Company Advisors, LLC
60 East 42nd Street, Suite 3100
New York, NY 10165-0057

June 2, 2020

Re: Tax Preservation Plan, Corporate Strategy, Board Renewal

To the Board of Directors of Tidewater Inc.,

As you are aware, Robotti & Company Advisors, LLC, through our funds and client accounts ("Robotti") have been shareholders of Tidewater Inc. ("Tidewater," the "Company" or "TDW") both pre- and post-Chapter XI reorganization.  In our role as long-term actively engaged owners, from time to time we have provided our views on Company strategy in order to maximize shareholder value and we believe the Company's recently enacted Tax Preservation Plan (the "Rights Plan") warrants our giving our views again.

The Rights Plan has a laudable objective, namely to protect the Company's existing net operating loss carryforwards and foreign tax credits ("Tax Attributes").  The loss carryforwards are already on the books for more than $100mm under the current tax regime.  However, at the end of 2019, with no profits projected, these Tax Attributes were fully impaired for book purposes. The preservation of these Tax Attributes would be beneficial with the caveat that they will never be usable until the Company has net income.

The Rights Plan bars new owners from acquiring 5% or more of the Company's Common Stock (or existing owners of 5% or more from acquiring more shares), unless approved by the Board of Directors ("the Board"), by effectively substantially diluting their ownership.  This type of rights plan is commonly called a 'poison pill' as it can and has in other companies been an impediment to mergers and consolidations.  Although our confidence in the current Board lessens any current concerns, we are reminded that tomorrow cannot be seen with certainty and even plans drawn with the best of intentions can be employed differently once in place.

I am on record as a vocal proponent of consolidation as a key strategy for Tidewater and have acted as an advocate for its shareholders, Robotti being shareholders. The consolidation between Tidewater & Gulfmark completed in late 2018 yielded multiple advantages including the annual savings of $65mm in SG&A. This was a crucial accomplishment without which both companies would find themselves in a troubled position today. We applaud the Board and management's actions in achieving such consolidation and savings.

We have several concerns about the Rights Plan and write this letter to offer a suggestion that may assuage these shareholder concerns and ensure our vote.

Current Tidewater Strategy Outlined in Response to COVID-19

The onset of COVID-19 has drastically reduced the use of hydrocarbons worldwide diminishing offshore drilling and halting new offshore projects.  CEO Quintin Kneen provided the Company's 'game plan' on the May 12th earnings call, our summary below follows:

1)
Act quickly to put vessels in layup when they complete a contract versus keeping them available hoping for work, or even worse, aggressively underbidding work and further cannibalizing pricing in the market;

2)	Downsize the fleet in layup aggressively by either selling or, if not possible, actively scrapping vessels now that a market recovery has been pushed back immeasurably;

3)	Reduce shore-based and corporate level SG&A once again to maximize cash flow from the active fleet.

We whole-heartedly endorse this strategy.

The New World Today – Consolidation is Even More Key

At year end there were multiple strategies that would have made sense for Tidewater, including tuck-in and peripheral acquisitions.  With COVID-19's arrival - and with its attendant impact on oil markets - the strategies that were logical in December 2019 need to be re-evaluated.  To successfully execute the plan management outlined in the Q1 earnings call, the Company needs to pursue a substantial and imminent consolidation.

There are multiple consolidation opportunities available now in the market.  A merger would help:

1.	Consolidate their markets;
2.	Optimize fleet retirements, reducing costs;
3.	Diversify end markets;
4.	Replace older vessels with newer ones; and
5.	Enhance options for future mergers

We believe that a merger could yield an additional $50-75mm or more in gross margin and $40-50mm of annual shore based and corporate SG&A savings alone (and probably more in the current retrenchment).

While we have been guiding and patient, as friendly but actively engaged investors, we firmly believe that the time for consolidation is now, and note our concern with the Rights Plan. Carpe Diem!

Replacing Two Board Members with Shareholder Approved Directors Would Go a Long Way to Ensure that the Rights Plan is not Misused

Despite its current stated purpose, the Rights Plan could repel a would-be acquirer, which may be contrary to shareholders' best interest.  We believe soliciting shareholders for director candidates would go a long way to mitigate concerns about misuse of the Rights Plan.  Specifically, the Board should actively solicit shareholders now for TWO NEW INDEPENDENT DIRECTOR NOMINEES (a suggestion I have made privately weeks ago).

The role of all directors is to represent shareholders' interests.  We know, however, that board self-perpetuation with new members is the norm and is frequently not optimal for the owners of a company.  Directors sourced from shareholders should be aware that their loyalties are to the Company's shareholders rather than any other constituency.  Their focus on shareholders' interests should lessen the risk of future misuse of the Rights Plan to impede consolidation.

The two new directors need to REPLACE NOT EXPAND existing independent board members.  We believe that the current board size of six is efficient.  Increasing the number of directors would make the Board less efficient and inappropriately increase costs (which is why we last year advocated for a decrease in Board size from nine to six).

Weighing the Rights Plan Against a Future Consolidation

As important as the Tax Attributes of the Rights Plan are, they must be weighed against the benefits which a thoughtful merger would accomplish. No one knows when the Company will have net income to be offset by the Tax Attributes.  Furthermore, the present value of the Tax Attributes diminishes as recovery in the economy and the oil market recedes.  In contrast, a consolidating merger would create immediate SG&A and cash flow benefits to shareholders.

Upcoming Vote on Retaining the Rights Plan: Our View

Robotti & Company Advisors, LLC will be obliged by its duty to its clients to vote against the continuation of the Rights Plan at the next Annual Meeting if two suitable directors recommended by shareholders do not replace two existing Board members.

Conclusion

As always, I appreciate your diligent work to represent shareholder interests. As we all know these are unprecedented times. I appreciate your openness to my active engagement and your willingness to listen to your shareholders. I welcome our continuing dialogue.

Most Sincerely,

/s/ Bob Robotti

Bob Robotti

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